United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of November, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: November 22, 2010

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, November 22, 2010	www.gruma.com

CHANGES IN GRUMA'S TOP MANAGEMENT

Monterrey, N.L., Mexico, November 22, 2010. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB)  announced today that it has accepted the resignation of Mr. Juan Fernando Roche as President and CEO of Gruma Corporation to pursue personal interests. Mr. Roche had been serving in this position since January 2006. Mr. Joel Suarez, who served as Chief Financial Officer of Mission Foods from December 1994 and assumed the position of Chief Financial Officer of Gruma Corporation in 1996, has been appointed as the new President and CEO of Gruma Corporation.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 93 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.